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FIRM / AFFILIATE OFFICES

September 30, 2015

VIA EDGAR CORRESPONDENCE

Larry Spirgel

Assistant Director

AD Office 11 – Telecommunications

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 2054

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Re:	Checkpoint Systems, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 5, 2015
File No. 001-11257

Dear Mr. Spirgel:

On behalf of our client, Checkpoint Systems, Inc. (the “Company”), this letter sets forth the Company’s response to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 11, 2015, with respect to the above-referenced Annual Report on Form 10-K. For your convenience, the Staff’s comment is set forth below followed by the Company’s response to the comment.

Definitive Proxy Statement

Compensation Discussion and Analysis

Annual Incentive, page 37

1.

We note your discussion of performance metrics established by the compensation committee for determining annual incentive cash awards. We further note your disclosure of the threshold, target and maximum for your 2014 corporate financial performance metric EBITDA; however, you do not disclose the targets or your performance with respect to targets for your individual objectives or “MBOs” component of the annual cash award. Refer to Item 402(b)(2)(v) and (vii) of Regulation S-K. To the extent you believe that disclosure of the triggers and targets is not required because it would result in competitive harm such that the triggers and targets could be

September 30, 2015

excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the triggers and targets and the competitive harm that is likely to result from disclosure. For guidance refer to Regulation S-K Compliance and Disclosure Interpretation 118.04. With a view towards future filings, please provide proposed responsive disclosure for your 2014 performance.

Response:

The Company acknowledges the requirements of Item 402(b) of Regulation S-K, including Instruction 4 thereto. The Company respectfully submits that detailed disclosure of the targets and related performance for the individual “MBOs” was omitted from the Company’s Compensation Discussion and Analysis based on a judgment that no specific individual MBO was, in itself, material to an understanding of the compensation paid or compensation decisions made for 2014. This was driven largely by the number and variety of individual MBOs that applied to the Company’s named executive officers for 2014 and a desire to streamline the Compensation Discussion and Analysis section of the Company’s proxy statement and focus its discussion on the broader and most material aspects of the Company’s compensation program for 2014.

However, in light of the Staff’s comments, the Company submits that in future filings, it will comply with the Staff’s comments by providing an additional description of the individual business unit and qualitative MBOs that are relevant to the determination of annual incentive awards for the Company’s named executive officers, which for 2014 would have included the following additional disclosure:

***

September 30, 2015

A description of each NEO’s primary MBOs for 2014 business unit and qualitative performance, the assigned weighting and each NEO’s achievements with respect to these MBOs are described in the following table:

NEO		2014 Individual MBOs	Assigned Weighting (as a Percentage of Total Annual Incentive)		Achievement of Individual MBOs	Payout
George Babich, Jr.	•	Develop external relationships with key strategic partners	• 10%	•	Initiated contact and met with various strategic partners; conducted in-person meetings regarding current projects and opportunities	• 10%
Jeffrey O. Richard	•	Reduce past due balance sheet receivables to 20.1% at target	• 10%	•	Past due receivables reduced achieving threshold performance	• 8.5%
	•	Reduce operating expense to $66.7M at target	• 10%	•	Operating expense reduced to $64.4M resulting in above target performance	• 11.4%
	•	Successfully complete 4 out of 5 proposed financial projects	• 10%	•	4 projects completed in 2014	• 10%
	•	Complete optimization of finance division structure	• 10%	•	Optimization projects completed in the US and EU resulting in threshold achievement	• 8%
	•	Successfully complete 5 out 6 six management and accounting related projects on a timely basis	• 10%	•	Proposed timelines not satisfied	• 0%
S. James Wrigley	•	Achieve ALS operating income of $19M at target	• 30%	•	Achieved ALS Operating Income of $19.8 resulting in above target performance	• 33.9%
	•	Recognize ALS revenue of $185.3 at target	• 25%	•	Performance metrics not attained	• 0%
	•	Reduce past due ALS accounts receivable to 22.9% at target	• 10%	•	Achieved mixed performance during 2014	• 6%
	•	ALS inventory of 59.9% at target during first two quarters	• 5%	•	Achieved above target performance of 57.7%	• 5.7%
	•	ALS inventory of 62.6% at target during final two quarters	• 5%	•	Achieved target performance of 62.6%	• 5%
Per H. Levin	•	Achieve MAS operating income of $105.5M at target	• 20%	•	Achieved above target MAS operating income of $110.7M	• 21.6%
	•	Recognize MAS revenue of $477M at target	• 20%	•	Recognized above threshold performance of $467.2	• 14.3%
	•	Recognize MV gross profit during 2014 of $19.5M at target	• 10%	•	Performance metrics not attained	• 0%
Farrokh K. Abadi	•	Achieve MAS operating income of $105.5M at target	• 20%	•	Achieved above target MAS operating income of $110.7M	• 21.6%
	•	Recognize MAS revenue of $477M at target	• 10%	•	Recognized above threshold performance of $467.2	• 8.6%
	•	Successfully execute strategic and corporate development plans	• 10%	•	Built a support organization to generate annual actionable growth plans supported by a pipeline of ongoing M&A, technology investments and partnerships	• 10%
	•	Maximum global MAS inventory of $65M at target	• 10%	•	Achieved global MAS inventory of $63.3M	• 10%

September 30, 2015

***

The Company presently intends to include disclosure comparable to the presentation above in its Compensation Discussion and Analysis for 2015, as adjusted to reflect applicable changes in the individual MBOs, relevant performance outcomes and executive officer departures/turnover. For 2015, the Company does not intend to omit any applicable disclosure on the basis that it would result in competitive harm to the Company. If any applicable disclosure is omitted in future years on the basis that it would result in competitive harm to the Company, such omission(s) will be made in compliance with the requirements of Instruction 4 to Item 402(b) of Regulation S-K and the guidance set forth in Disclosure Interpretation 118.04.

In connection with the Company’s response to this comment the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with regard to this response or other matters, please call the undersigned at (202) 637-2332.

Very truly yours,

/s/ Brian D. Miller
Brian D. Miller of LATHAM & WATKINS LLP

cc:	George Babich, Jr., President, Chief Executive Officer and Director
Checkpoint Systems, Inc.

James M. Lucania, Acting Chief Financial Officer
Checkpoint Systems, Inc.

Joel H. Trotter, Latham & Watkins LLP